Exhibit 99.1

GAIAM Sells Interest in Natural Habitat Travel Business for $12.85 Million

BOULDER, CO, May 5, 2016 — GAIAM, Inc. (NASDAQ: GAIA), a lifestyle company, has sold its 51% interest in Natural Habitat, Inc. for $12.85 million (total implied enterprise value of $25 million) to Lindblad Expeditions Holdings, Inc. (NASDAQ: LIND). The transaction closed on May 4, 2016.

The proceeds will be used for general corporate purposes, including the further development of GAIAM’s subscription-based, Gaia streaming media business.

Ben Bressler, Natural Habitat’s Founder and President, stated: “Natural Habitat has experienced exceptional growth over the last several years with a focus on the core business and our commitment to enhancing the value proposition of our offerings. We have developed a strong relationship with Lindblad over the years and recognize it as a leader in expedition travel. It has a clear track record of supporting and growing its brand. We are confident that we have found the right strategic partner to help evolve our business and we look forward to collaborating with Lindblad to enhance and grow the Natural Habitat brand.”

Lynn Powers, Chief Executive Officer of GAIAM, stated: “I have enjoyed working with Ben Bressler over the past 10 years, and I am proud of the innovative company that he and his team have built at Natural Habitat Adventures. Ben has a unique ability to combine strong business instincts with an unwavering commitment to treating other people and the planet with respect. I am excited to watch Ben and his team on this next phase for NatHab, and I anticipate that the combination with Lindblad will afford them a wide range of exciting new opportunities for growth and innovation.”

GAIAM will speak further about this transaction in its quarterly call, which has been scheduled for Tuesday, May 10, 2016 at 5:00pm ET.

Advising GAIAM in the transaction is Stifel as exclusive financial advisor and Brownstein Hyatt Farber Schreck LLP as legal advisor.

About Lindblad Expeditions Holdings

Lindblad Expeditions Holdings, Inc. is an expedition travel company that works in partnership with National Geographic to inspire people to explore and care about the planet. The organizations work in tandem to produce innovative marine expedition programs and to promote conservation and sustainable tourism around the world. The partnership’s educationally oriented voyages allow guests to interact with and learn from leading scientists, naturalists and researchers while discovering stunning natural environments, above and below the sea, through state-of-the-art exploration tools. For more information, go to www.expeditions.com.

About GAIAM

GAIAM, Inc. (NASDAQ: GAIA) is a lifestyle company for yoga, fitness and wellness products and content. With a wide distribution network that consists of approximately 38,000 retail doors, 19,000 store within stores, 5,000 category management locations, and e-commerce, GAIAM is dedicated to making yoga, fitness and wellness accessible to all. Gaia (formerly GAIAM TV) is a global digital subscription service with approximately 7,000 exclusive videos available for streaming and download. GAIAM dominates the health and wellness category and owns the largest library of conscious media. For more information about GAIAM, visit www.gaiam.com or call 1.800.869.3603.

Exhibit 99.1

Important Cautions Regarding Forward-Looking Statements

This press release includes forward-looking statements relating to matters that are not historical facts. Forward-looking statements may be identified by the use of words such as “expect,” “believe,” “will,” or comparable terminology or by discussions of strategy. While GAIAM believes its assumptions and expectations underlying forward-looking statements are reasonable, there can be no assurance that actual results will not be materially different. Risks and uncertainties that could cause materially different results include, among others, GAIAM’s ability to grow its subscription-based, Gaia streaming media business, the results from operations of GAIAM’s other businesses, and other risks and uncertainties included in GAIAM’s filings with the Securities and Exchange Commission. GAIAM assumes no duty to update any forward-looking statements.

Contacts

Steve Thomas	Cody Slach
Chief Financial Officer	Liolios Investor Relations
(303) 222-3782	(949) 574-3860
Steve.Thomas@gaiam.com	GAIA@liolios.com

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